March 21, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	IB Acquisition Corp.
Registration Statement on Form S-1
File No. 333-275650

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the underwriter (the “Underwriter”), hereby join in the request of IB Acquisition Corp., a Nevada corporation (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-275650) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective at 5:00 p.m. Eastern Time, on March 25, 2024, or as soon thereafter as practicable. The undersigned, as the Underwriter, confirm that they are aware of their obligations under the Securities Act.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, the undersigned expect to distribute approximately 400 copies of the preliminary prospectus dated March 8, 2024 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned, as the Underwriter, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Signature Page Follows]

Sincerely,

I-Bankers Securities, Inc.

By:	/s/ Matt McCloskey
Name:	Matt McCloskey
Title:	Managing Director, Head of Equity Capital Markets

[Signature Page to Acceleration Request]